[Reference Translation]

May 10, 2023

To Whom It May Concern:

Company Name: TOYOTA MOTOR CORPORATION

Name and Title of Representative:

            Akio Toyoda, Chairman of the Board of Directors

            (Code Number: 7203

            Prime of Tokyo Stock Exchange and

            Premier of Nagoya Stock Exchange)

Name and Title of Contact Person:

            Yoshihide Moriyama, General Manager,

            Capital Strategy & Affiliated Companies Finance Div.

            (Telephone Number: 0565-28-2121)

Notice Concerning Distribution of Dividends from Surplus

At a meeting held on May 10, 2023, the Board of Directors of Toyota Motor Corporation (“TMC”) resolved to distribute dividends from surplus, with a record date of March 31, 2023. In relation to the above, we hereby inform you of the following:

1.	Details of dividends

	Determined year-end dividend for FY 2023	Most recent dividend forecast	Year-end dividend paid for FY 2022
Record date	March 31, 2023	March 31, 2023	March 31, 2022
Dividend per share	35.00 yen	—	28.00 yen
Total amount of dividends	474,781 million yen	—	385,792 million yen
Effective date	May 26, 2023	—	May 27, 2022
Source of dividends	Retained earnings	—	Retained earnings

[Reference] Details of dividends per common share through the fiscal year

Record date	Dividends for FY 2023 (ended March 31,2023)	Dividends for FY 2022 (ended March 31,2022)
End of interim period	25.00 yen	24.00 yen
End of fiscal period	35.00 yen	28.00 yen
Total	60.00 yen	52.00 yen

2.	Reason for the dividend amount

TMC deems the improvement of its shareholders’ profit as one of its priority management policies, and it will continue to work to improve its corporate culture to realize sustainable growth in order to enhance its corporate value.

TMC will strive to increase dividends in a stable and continuous manner.

With a view to surviving tough competition and transitioning to a mobility company, TMC will utilize its internal funds mainly for its investment in growth for the next generation such as environmental technologies to achieve a carbon neutral society and safety technologies for the safety and security of its customers, and also for the stakeholders such as employees, business partners and local communities.

-End-